Exhibit 99.1

Kenon Holdings Reports Full Year 2014 Results

IC Power’s EBITDA increased 41% to $348 million in 2014 from $247 million in 2013. IC Power acquired 7 generating assets in four Latin American countries adding 572 MW in capacity, and continued to develop key projects: Cerro del Aguila (“CdA”) and Samay

Key Highlights

•	On January 7, 2015 Kenon completed its spin-off from IC and its shares started trading on the New York Stock Exchange and Tel Aviv Stock Exchange under the symbol “KEN”;

•	Kenon’s revenue, derived from Kenon’s key operating company IC Power (“ICP”), increased by 57% to approximately $1,372 million;

•	ICP’s EBITDA (refer to the definition and calculation of EBITDA in the appendices) increased 41% to $348 million;

•	ICP acquired 7 generating assets in four Latin American countries adding an additional 572 MW in capacity and sold 21% of Edegel, recognizing $110 million gain in net profit on the sale;

•	ICP continued to develop its key projects: CdA, a 510MW hydro project in Peru, $647 million invested as of year-end 2014 and Samay, a 600MW thermoelectric project in Peru $110 million invested as of year-end 2014;

•	ZIM completed its restructuring: Kenon’s ownership decreased from 99.7% to 32%, consequently recognizing a gain of $609 million in net profit; and

•	Kenon continued to support Qoros in its early commercial operations with additional investments: Qoros reached $140 million sales in 2014, launched 3 new models and continued ramping up its dealer network.

•	Qoros approved a new five-year business plan, reflecting lower forecasted sales volumes. On February 15, Qoros appointed Mr. Phil Murtaugh, former president of GM China and a global automotive veteran with over 40 years of experience, including 16 years in China, as its new CEO.

Singapore, March 31, 2015. Kenon Holdings (NYSE: KEN, TASE: KEN) today announced its full year results for the year ended December 31, 2014.

Kenon Holdings (“Kenon”) was formed to hold certain companies that were owned (in whole, or in part) by Israel Corporation (“IC”). Kenon was spun-off to IC’s investors in January 2015.

Kenon’s management will host a conference call for investors and analysts tomorrow April 1, 2015 starting at 9:00am Eastern Time 6:00am Pacific Time, 2:00pm UK Time, 4:00pm Israel Time. To participate, please dial (US) 1-888-407-2553 (UK) 0- 800-4048-418 (Israel) 03-918-0644.

2014 Results Discussion

Revenue

Kenon’s 2014 revenue increased by 57% to $1,372 million, driven by the first full year of operations of OPC, ICP’s power plant in Israel, as well as a result of new acquisitions, and the increased sales of capacity and energy under its PPAs due to the operations of the combined cycle of Kallpa, ICP’s largest asset in Peru.

Cost of Sales

Cost of sales increased by 65% to $981 million for 2014. This was primarily as a result of increased power generation from the additional OPC capacity and the companies that ICP acquired in 2014.

Profit

Profit from continuing operations increased to $18 million in 2014, compared with a loss of $96 million in 2013.

Profit attributable to Kenon’s shareholders for 2014 was $468 million and included a gain of $609 million as a result of ZIM’s restructuring and a gain of $110 million from the sale of Edegel by ICP.

Contribution of Principal Operations to Profit (attributable to Kenon’s shareholders)

The following table is a summary of the net income contribution from Kenon’s principal operations:

	Year Ended December 31,
	2014	2013	2012	2011	2010
	(in millions of USD)
Profit / (loss) for the year from continuing operations	18	(96)	(31)	8	13
Profit / (loss) attributable to Kenon’s shareholders	468	(626)	(452)	(407)	77
Contributions to Kenon’s income (loss) for the period
IC Power	209	66	57	60	43
Qoros	(175)	(127)	(54)	(54)	(39)
ZIM	(142)	(533)	(432)	(395)	54
Gain from ZIM’s deconsolidation and change to associated company	609	—	—	—	—
Tower	10	(27)	(21)	(8)	(15)
Other	(43)	(5)	(2)	(10)	34

ICP contributed $209 million to Kenon’s profit, growing from $66 million in 2013, mainly driven by growth of production and net gain from the sale of equity interest in Edegel.

Qoros contributed a negative $175 million to Kenon’s profit in 2014 compared with a negative $127 million in 2013. Qoros is an early stage company which launched commercial sales at the end of 2013. Accordingly, Qoros incurs significant expenses but has not achieved significant revenues.

ZIM contributed a negative $142 million to Kenon’s profit in 2014, of which the first 6 months prior to the restructuring contributed a negative $132 million, and the last 6 months (post the restructuring) contributed a negative $10 million. This is compared with a negative contribution of $533 million in 2013. As a result of the restructuring completed on July 16, 2014, and the resulting reduction of Kenon’s holdings from 99.7% to 32% a gain of $609 million was recognized.

Tower contributed $10 million to Kenon’s profit in 2014, compared to a negative contribution of $27 million in 2013.

Other contributed a negative $43 million to Kenon’s profit compared to a negative contribution of $5 million in 2013. The Other category is mainly attributed to intercompany finance income, Kenon’s general and administrative expenses, and the results of Primus, one of Kenon’s renewable energy businesses.

Business Segments

IC Power Ltd. (“ICP”)

Brief summary of 2014 results

ICP’s revenues for 2014 were $1,372 million, compared to $873 million in 2013. The increase was mainly due to the assets acquired during 2014, as well as the inclusion of the first full operating year of OPC, which commenced operations in the second half of 2013.

ICP’s cost of sales increased to $981 million for 2014, compared to $594 million in 2013, primarily as a result of the additional costs for the full operating year of OPC and the acquired companies.

ICP’s 2014 EBITDA (refer to the definition and calculation of EBITDA in the appendices) amounted to $348 million, compared to $247 million in 2013. The increase was mainly due to the full operating year of OPC and the acquired companies during the course of 2014.

Net income contributable to shareholders for 2014 amounted to $209 million, compared to $66 million in 2013. This increase is mainly the result of the net gain from Edegel of $110 million.

ICP’s financial liabilities (excluding payables and derivative instruments) amounted to $2,348 million as of year-end 2014, compared to $1,669 million as of year-end 2013. The increase is mainly due to the loan disbursements for the hydro CdA and the Samay project, and the additional debt at the ICP level.

ICP had cash, cash equivalents, short term deposits and restricted cash at year-end 2014, of $791 million, compared to $526 million at year-end 2013.

ICP’s financial liabilities, net (financial liabilities minus monetary assets) amounted to $1,557 million at year-end 2014, compared to $1,143 million as of year-end 2013.

Business Developments at ICP

•	In March 2014, ICP fully acquired AEI Nicaragua Holdings for $30 million. In May 2014, ICP fully acquired AEI Jamaica Holdings for $21 million. AEI Nicaragua and AEI Jamaica hold and operate a capacity of about 245MW including power stations operating on wind energy with capacity of 63MW.

•	In March 2014, ICP acquired 60% of Supertroil for $18 million. Supertroil is a Colombian company, engaged in the production of energy from natural gas, as well as in the transport and distribution of natural gas.

•	In March 2014, ICP won an Israel Lands Administration tender for the lease of a 5.5 hectare lot adjacent to OPC’s power station, which may serve ICP in the future for, among other things, the expansion of its generating electricity capacity.

•	In April 2014, ICP acquired Las Flores from Duke Energy for $114 million. Las Flores is a 193MW open-cycle natural gas-fired power station located in Chilca, Peru, 3 km from the Kallpa power plant.

•	In April 2014, ICP entered into an agreement to sell its 21% interest in Edegel for $413 million, to Enersis, the controlling shareholder in Edegel. The transaction was completed during the third quarter of 2014 and ICP recorded a net gain of $110 million.

•	During May and June 2014, ICP made payments of $300 million to its parent company.

•	In August 2014, ICP agreed to acquire AEI’s shares in AEI Guatemala that holds Puerto Quetzal Power (“PQP”) which operated 234MW power facilities in Guatemala installed on 3 floating power barges, fired by heavy fuel oil (HFO). The acquisition was completed in September 2014 for $35 million.

•	In October 2014, ICP, through Kanan, a subsidiary of Inkia in Panama, won a tender for the supply of 86MW to distribution companies in Panama for a five year period, commencing September 2015. The supply is to be made from two of ICP’s existing power barges. Commercial operation of Kanan is expected to commence in September 2015.

•	In December 2014, ICP entered into a settlement with an indirect minority shareholder of Nejapa that operates in El Salvador, according to which ICP would acquire Nejapa’s full shareholding for $20 million. The acquisition was completed in January 2015.

•	Projects under construction:

-	Cerro del Aguila

ICP is constructing a 510MW hydro project in Huancavelica, in central Peru. The total cost per the EPC and other contracts is $910 million. In 2014, the contractors demanded a six-month extension and an increase in the construction price. IC Power and the contractors agreed to amend the EPC (reflecting an additional $40 million in contract payments), subject to approval of the CdA lenders. For more information, please see Kenon’s annual report for the year ended December 31, 2014.

As of year-end 2014, CdA has received proceeds of $462 million from the debt facilities out of the $591 million available.

ICP estimates that the project will reach commercialization in the second half of 2016. The total cost of the project incurred as of year-end 2014, is $647 million.

-	Samay

In September 2013, ICP won a tender for the construction and operation of a 600MW dual fuel project in the south of Peru. The agreement with the Peruvian government is for a 20-year period, with fixed monthly capacity payments and pass-through of all variable costs during the cold reserve phase, representing an aggregate amount of approximately $1 billion over the 20-year term of this agreement.

In April 2014, Samay signed an EPC agreement with the Korean company Posco for the design, construction and installation of the power station. Samay also signed an EPC contract with Abengoa for the transmission line and with Siemens for the substation.

Samay is expected to have three operational stages:

-	As a cold reserve plant operating with diesel until natural gas becomes available in the area, which is not expected until around 2018;

-	As a natural gas-fired power plant once a new natural gas pipeline is built and natural gas becomes available to the facility; and

-	As a combined cycle thermoelectric plant.

The cost of the investment in construction of the power station as an open-cycle, is estimated at about $380 million.

In December 2014, Samay signed the project financing credit agreement with a club deal of banks to finance $311 million. The tenure of the loan is 7 years; with a 75% balloon and an interest rate of Libor plus 2.125%.

As of year-end 2014, Samay received $153 million in proceeds from this financing facility.

ICP estimates that the project will be in commercial operation in mid-year 2016. As of year-end 2014, Samay has invested approximately $110 million in the project.

Qoros Automotive

Overview of Qoros

Qoros is a China-based automotive company, jointly owned with a subsidiary of Chery Automobile, a Chinese state-controlled holding and large automobile manufacturing company. Qoros aims to deliver high Western standards of vehicle quality and safety, as well as innovative features, to the large and fast-growing Chinese market.

Qoros Operating Results

Kenon’s share in Qoros’ comprehensive loss increased to $175 million for 2014, compared to losses of $127 million for 2013. Qoros’ results of operation reflect the fact that Qoros is an early stage auto company, incurring significant expenses, including those relating to the launch of new models, but has not achieved significant revenues.

Qoros had revenues of RMB865 million ($140 million) in 2014 compared to revenues of RMB13 million ($2 million) in 2013.

New Vehicle Launches by Qoros

Qoros launched and sold its first car, the Qoros 3 Sedan, in December 2013. In 2014, Qoros launched commercial sales of its second model, the Qoros 3 Hatch and its third model, the Qoros 3 City SUV.

Car Sales

Qoros sold approximately 7,000 cars in 2014. Qoros’ sales in the first two months of 2015 were 1,423 cars. As an early stage auto company, Qoros believes that its sales in the first two months of 2015 are not necessarily indicative of meaningful trends and that sales figures will continue to fluctuate in the near term.

Dealerships

As of December 31, 2014, 75 Qoros dealerships were fully operational, 20 additional dealerships were under construction, and Qoros had signed 14 Memorandums of Understanding with respect to the development of 14 additional dealerships.

Awards

In 2014 Qoros received the Red Dot Award (for the Qoros 3 Hatch) and the Telematics Update Award in 2014, and in 2015 ‘The Best Domestic Compact Car’ by German magazine, Auto Motor und Sport.

In 2013, Qoros 3 Sedan won ‘The Safest Car and The Second Safest Car Ever Tested’ by Euro NCAP.

New Business Plan

In September 2014, Qoros approved a new five-year business plan, reflecting lower forecasted sales volumes.

New CEO appointed at Qoros

Phil Murtaugh, a well-known leader in the global automotive industry, was appointed new Chief Executive Officer at Qoros. Mr. Murtaugh has experience in managing brands both in China and internationally. He was based in China for nearly 16 years, as President of GM China leading the successful launch and expansion of GM brands, as Executive Vice President at SAIC Motors leading their international operations, and as CEO of the Asian Operation Chrysler Group.

Investments by Kenon

In June 2014, IC invested RMB500 million (approximately $80 million) in Qoros via a shareholder loan. In December 2014, IC made a further RMB350 million shareholder loan (approximately $56 million) to Qoros in connection with the release of one of IC’s outstanding back-to-back guarantees in respect of certain of Qoros’ indebtedness.

In February 2015, Kenon made a shareholder loan to Qoros of RMB400 million (approximately $64 million) in connection with the release of IC’s outstanding back-to-back guarantee in respect of certain of Qoros’ indebtedness. Chery has also agreed to provide a further RMB400 million (approximately $64 million) shareholder loan to Qoros, subject to certain conditions.

Investors’ Conference Call

Kenon’s management will host a conference call for investors and analysts on Wednesday, April 1, 2015 starting at 9:00am Eastern Time. To participate, please call one of the following teleconferencing numbers:

US:	1-888-407-2553

UK:	0- 800-4048-418

Israel:	03- 918-0644

International:	+972-3-918-0664

The call will commence at 9:00am Eastern Time, 6:00am Pacific Time, 2:00pm UK Time, 4:00pm Israel Time and 9:00pm Singapore Time.

About Kenon Holdings

Kenon is a newly-incorporated holding company that operates dynamic, primarily growth-oriented businesses. The companies it owns, in whole or in part, are at various stages of development, ranging from established, cash generating businesses to early stage development companies. Each of our businesses was formerly held by IC, which spun off these businesses with the aim to enhance value for its shareholders in the long term, by enhancing the business focus in the holding of portfolio companies, exposing these businesses to more focused public of investors within their areas of activities, creating structural flexibility in the holding of these businesses and “simplifying” the structure. Our businesses comprise:

•	IC Power (100% interest) – a leading owner, developer and operator of power generating facilities in the Latin American, Caribbean and Israeli power generation markets;

•	Qoros (50% interest) – a China-based automotive company;

•	Tower Semiconductors (22.5% interest assuming full conversion of outstanding capital notes) – a global foundry manufacturer, with shares traded on NASDAQ and the TASE;

•	ZIM (32% interest) – an international shipping company; and

•	Two early stage businesses in the renewable energy sector - Primus (91% interest) – a developer of alternative fuel technology and HelioFocus (70% interest) – a developer of solar technologies.

Kenon’s primary focus is to grow and develop its primary businesses, IC Power and Qoros. Following the growth and development of its primary businesses, Kenon intends to provide its shareholders with direct access to these businesses, when Kenon believes it is in the best interests of its shareholders for it to do so based on factors specific to each business, market conditions and other relevant information. Kenon intends to support the development of its non-primary businesses, and to act to realize their value for its shareholders by distributing its interests in its non-primary businesses to its shareholders or selling its interests in its non-primary businesses, rationally and expeditiously. For further information on Kenon’s businesses and strategy, see Kenon’s publicly available filings, which can be found on the SEC’s website at www.sec.gov. Please see http://www.kenon-holdings.com for additional information.

Contact Info

Kenon Holdings Ltd.

Barak Cohen VP Business Development and IR barakc@kenon-holdings.com Tel: +972-54-3301100	Zongda Huang Associate Director, Business Development & IR huangz@kenon-holdings.com Tel: +65 6351 1780

External Investor Relations Ehud Helft / Kenny Green GK Investor Relations kenon@gkir.com Tel: 1 646 201 9246

Appendix

Kenon Consolidated Financial Statements

	Year Ended December 31,
	2014	2013[1]	2012[1]	2011[1]	20101 2
	(in millions of USD)
Consolidated Statements of Income[3]
Revenues from sale of electricity	$1,372	$873	$577	$480	$305
Cost of sales and services	981	594	395	334	190
Depreciation and amortization	100	70	51	37	23
Gross profit	$291	$209	$131	$109	$92
General and administrative expenses	131	73	69	51	38
Gain from disposal of investees	(157)	—	(5)	(19)	(9)
Asset write-off	48	—	—	—	—
Gain on bargain purchase	(68)	(1)	—	—	—
Other expenses	14	5	—	4	6
Other income	(51)	(5)	(12)	(29)	(29)

Operating profit	$374	$137	$79	$102	$86
Financing expenses	110	69	39	38	38
Financing income	16	5	3	3	5

Financing expenses, net	$94	$64	$36	$35	$43
Share in losses of associated companies, net of tax	171 [4]	127	52	42	30

Profit / (loss) before income taxes	$109	$(54)	$(9)	$26	$24
Tax expenses	91	42	22	18	11

Profit / (loss) for the year from continuing operations	$18	$(96)	$(31)	$8	$13
Income (loss) for the year from discontinued operations (after taxes)[5]	$471	$(513)	$(409)	$(397)	$81

Profit / (loss) for the year	$489	$(609)	$(440)	$(389)	$94
Attributable to:
Kenon’s shareholders	$468	$(626)	$(452)	$(407)	$77
Non-controlling interests	21	17	12	18	17
Contributions to Kenon’s Income (Loss) for the Period
IC Power	$209	$66	$57	$60 [6]	$43
Qoros	(175)	(127)	(54)	(54)	(39)
ZIM	(142)	(533)	(432)	(395)	54
Gain from ZIM in light of deconsolidation and change to associated company	609	—	—	—	—
Tower	10	(27)	(21)	(8)	(15)
Other[7]	(43)	(5)	(2)	(10)	34

	Year Ended December 31,
	2014	2013[1]	2012[1]	2011[1]	20101 2
Combined Statements of Financial Position
Cash and cash equivalents	$610 [8]	$671	$414	$439	$614
Short-term investments and deposits	227	30	89	175	144
Trade receivables	181	358	323	286	318
Other receivables and debt balances	59	98	83	93	76
Income tax receivable	4	7	15	8	15
Inventories	55	150	174	161	128

Total current assets	1,136	$1,314	$1,098	$1,162	$1,295

Total non-current assets[9]	3,201	4,671	4,880	4,839	4,381

Total assets	$4,337	$5,985	$5,978	$6,001	$5,676
Total current liabilities	$497	$2,920	$1,173	$2,666	$950
Total non-current liabilities	$2,384	$2,113	$3,357	$1,756	$2,903
Parent company investment	1,244	714	1,213	1,401	1,666
Total parent company investment and non-controlling interests	$1,456	$951	$1,448	$1,579	$1,823
Total liabilities and parent company investment and non-controlling interests	$4,337	$5,985	$5,978	$6,001	$5,676
Combined Cash Flow Data[3]
Cash flows from operating activities	$410	$257	$169	$130	$446
Cash flows from investing activities	(883)	(278)	(320)	(575)	(338)
Cash flows from financing activities	430	281	122	269	322
Net change in cash in period	(42)	260	(29)	(176)	430

1.	Results during the period have been reclassified to reflect the discontinued operations of ZIM and Petrotec. For further information, see Note 28 to our combined carve-out financial statements included in this annual report.
2.	IC Power was organized in March 2010. IC Power’s primary main subsidiaries are Inkia, the holding company for IC Power’s operations in Latin America and the Caribbean, and OPC, IC Power’s operating company in Israel. Financial data for 2010, up to the date of IC Power’s formation, are results of Inkia.
3.	Consists of the consolidated results of IC Power and Primus for 2010 through 2013 and, from June 30, 2014, also includes the consolidated results of HelioFocus; prior to this date, Kenon did not consolidate Heliofocus’ results of operations.
4.	Includes Kenon’s share in ZIM’s loss for the six months ended December 31, 2014, the period in which Kenon accounted for ZIM’s results of operations pursuant to the equity method of accounting
5.	Consists of (i) ZIM’s results of operations for 2010 through 2013 and the six months ended June 30, 2014 and (ii) Petrotec’s results of operations for 2010 through 2014.
6.	Includes $24 million of pre-tax recognition of negative goodwill.
7.	Consists of intercompany finance income, Kenon’s general and administrative expenses, and the results of Primus. From June 30, 2014, also includes the consolidated results of HelioFocus.
8.	Includes $116 million of restricted cash comprised of $88 million in short-term deposits and $28 million in long-term deposits.
9.	Includes Kenon’s associated companies: Qoros, Tower, and, from June 30, 2014, ZIM; prior to June 30, 2014, also included HelioFocus.

Information on Business Segments

	Year Ended December 31, 2014
	IC Power	Qoros[1]	Other[2]	Adjustments[3]	Combined Carve-Out Results
	(in millions of USD, unless otherwise indicated)
Revenue	$1,358	$—	$—	$14	$1,372
Depreciation and amortization	(108)	—	—	—	(108)
Asset write-off	(35)	—	(13)	—	(48)
Gain from disposal of investee	157	—	—	—	157
Gain from bargain purchase	68	—	—	—	68
Financing income	9	—	39	(32)	16
Financing expenses	(132)	—	(10)	32	(110)
Share in losses (income) of associated companies	14	(175)	(10)	—	(171)

Income (loss) before taxes	$321	$(175)	$(37)	$—	$109
Taxes on income	87	—	4	—	91

Income (loss) from continuing operations	$234	$(175)	$(41)	$—	$18

Attributable to:
Kenon’s shareholders	209	(175)	(34)	—	—
Non-controlling interests	25	—	(7)	—	18
Segment assets[4]	$3,849	$—	$837 [5]	$(785)	$3,901
Investments in associated companies	10	221	205	—	436
Segment liabilities	2,860	—	806 [6]	(785)	2,881
Capital expenditure	593 [7]	—	12	—	605
EBITDA	$348 [8]	$—	$(43)[9]	$—	$305
Percentage of combined revenues	99%	—	—	1%	100%
Percentage of combined assets	89%	—	23%	(12)%	100%
Percentage of combined assets excluding associated companies	99%	—	21%	(20)%	100%
Percentage of combined EBITDA	114%	—	(14)%	—	100%

1.	Associated company.
2.	Includes financing income from parent company loans to Kenon’s subsidiaries; the results of Primus, HelioFocus (from June 30, 2014), and ZIM (up to June 30, 2014); the results of ZIM (from June 30, 2014), Tower and HelioFocus, as associated companies; as well as Kenon’s and IC Green’s holding company and general and administrative expenses.
3.	“Adjustments” includes inter-segment sales, and the consolidation entries. For the purposes of calculating the “percentage of combined assets” and the “percentage of combined assets excluding associated companies,” “Adjustments” has been combined with “Other.”
4.	Excludes investments in associates.
5.	Includes Kenon’s and IC Green’s assets.
6.	Includes Kenon’s and IC Green’s liabilities.
7.	Includes the additions of PP&E and intangibles based on an accrual basis.
8.	For a reconciliation of IC Power’s net income to its EBITDA, see “– Information on Business Segments – IC Power.”
9.

With respect to its “Other” reporting segment, Kenon defines “EBITDA” as income (loss) for the year before depreciation and amortization, finance expenses (net), and income tax expense (benefit), excluding share in losses of associated companies, net of tax. EBITDA is not recognized under IFRS or any other generally accepted accounting principles as a measure of financial performance and should not be considered as a substitute for net income or loss, cash flow from operations or other measures of operating performance or liquidity determined in accordance with IFRS. EBITDA is not intended to represent funds available for dividends or other discretionary uses by us because those funds may be required for debt service, capital expenditures, working capital and other commitments and contingencies. EBITDA presents limitations that impair its use as a measure of our profitability since it does not take into consideration certain costs and expenses that result from our business that could have a significant effect on net income, such as financial expenses, taxes, depreciation, capital expenses and other related charges. The following table sets forth a reconciliation of our “Other” reporting segment’s income (loss) to its EBITDA for the periods presented. Other companies may calculate EBITDA differently, and therefore this presentation of EBITDA may not be comparable to other similarly titled measures used by other companies.

Non-GAAP Financial Measures

This release, including the financial tables, presents other financial information that may be considered “non-IFRS financial measures”. These non-IFRS financial measures EBITDA. Non-IFRS financial measures should be evaluated in conjunction with, and are not a substitute for, IFRS financial measures. The tables also present the IFRS financial measures, which are most comparable to the non-IFRS financial measures as well as reconciliation between the non-IFRS financial measures and the most comparable IFRS financial measures. The non-IFRS financial information presented herein should not be considered in isolation from or as a substitute for operating income, net income or per share data prepared in accordance with IFRS.

IC Power defines “EBITDA” for each period as income (loss) for the year before finance expenses (net), depreciation and amortization, and income tax expense, asset write off and excluding share in losses of associated companies, net of tax. EBITDA is not recognized under IFRS or any other generally accepted accounting principles as a measure of financial performance and should not be considered as a substitute for net income or loss, cash flow from operations or other measures of operating performance or liquidity determined in accordance with IFRS. EBITDA is not intended to represent funds available for dividends or other discretionary uses by us because those funds may be required for debt service, capital expenditures, working capital and other commitments and contingencies. EBITDA presents limitations that impair its use as a measure of our profitability since it does not take into consideration certain costs and expenses that result from IC Power’s business that could have a significant effect on our profit/(loss), such as financial expenses, taxes, depreciation, capital expenses and other related charges. Please refer to our annual report on Form 20-F for a reconciliation of our profit (loss) to EBITDA for the periods presented. Other companies may calculate EBITDA differently, and therefore this presentation of EBITDA may not be comparable to other similarly titled measures used by other companies.

Safe Harbor Statement

This press release includes forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements include statements relating to Kenon’s goals and strategies, including the potential listing, distribution or monetization of our businesses and the anticipated timing thereof, the expected cost and expected timing of completion of IC Power’s existing construction projects and the anticipated business results of such projects; and other non-historical matters. These statements are based on management’s current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause the actual results to differ materially from those indicated in our forward-looking statements. Such risks include those set forth under the heading “Risk Factors” in Kenon’s Registration Statement and Annual Report on Form 20-F filed with the U.S Securities and Exchange Commission. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.